Exhibit 4.2
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                         RCG Capital Markets Group, Inc.
                               5635 E. Thomas Road
                             Phoenix, Arizona  85018
                                 (480) 675-0400
                               Fax (480) 675-0430
                                www.rcgonline.com
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August 7, 2002


Mr.  Aaron  D.  Todd
Chief  Financial  Officer
Air  Methods  Corporation
7301  South  Peoria
Englewood,  CO  80112

Dear  Aaron,

Obviously, everyone at RCG is extremely pleased that we are going to continue representing Air Methods going forward. Our relationship and the success we have achieved together has been extremely rewarding, both professionally as well as personally to all of RCG's staff. We look forward to the challenges ahead as we take the financial relations campaign to the next level.

As I mentioned when we spoke, I believe it would be beneficial for us to get together as soon as your schedule permits to outline some of the specifics we have in mind regarding the campaign. We anticipate much more effort will be expended toward securing research coverage for the company and as you might suspect, this will require additional planning and consideration to make it happen. Please let us know as soon as possible when would be most convenient for you.

Also, in line with our brief discussion the other day regarding the renewal of our agreement, we offer for your consideration, the following compensation adjustments to the original engagement agreement dated June 29, 2000.

Amending paragraph (a) Financial Relations Compensation Attachment of such
Agreement: Air Methods agrees to pay RCG $7,250 as Base Cash Compensation, payable monthly for services rendered along with reimbursement of expenses as described therein.

Amending paragraph (c) Financial Relations Compensation Attachment of such Agreement regarding the equity compensation: RCG requests a non-forfeitable, non-cancelable warrant/option (the "Warrants/Options") to acquire an additional 25,000 shares of Air Methods common stock of which 33.33% will vest eight months from the execution of this amendment, 33.33% will vest at the sixteen month anniversary of the commencement date and the remaining 33.33% will vest at the two year anniversary of the amendment date. The Options issued will possess a Five-year expiration term and will provide RCG the right, until August 8, 2007 to purchase common shares of the Company at the closing stock price as of August 7, 2002. The Company agrees to issue an options/warrants document which conforms to and delineates the terms and conditions contained herein, within sixty (60) days of this Agreement's execution date.

                Financial Relations / Capital Markets Consultants


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Upon execution of this amendment, both parties acknowledge and agree to renew the original agreement as amended herein and that all other terms, provisions and conditions of such original engagement agreement shall remain in effect and shall continue to govern the on-going consulting relationship between RCG and Air Methods for an engagement term of twenty-four months commencing August 8, 2002. Notwithstanding the above, Air Methods has the exclusive right to terminate the engagement without financial penalty at the end of twelve months upon issuing 30 days prior written notice. In the event Air Methods exercises this early termination, RCG shall immediately vest, retain and receive one hundred (100%) percent of all options not yet vested by the termination date. Additionally, Air Methods agrees to register all options in concert with those being registered as a result of the upcoming private placement or by demand registration rights as provided for in the original engagement agreement.

Thank you again for the opportunity to continue representing Air Methods to the professional investment community. During the last twenty-four months, together we have been able to produce significantly increased value for your shareholders and as I previously mentioned RCG continues to be enthusiastic about securing an even higher valuation level into 2003 and beyond.

Sincerely,

/s/  A. Max Ramras

A. Max Ramras
President and CEO


Accepted:

/s/  Aaron D. Todd

Air Methods Corporation
Dated:  8-7-02
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